U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Broadview Funds Trust

Address of Principal Business Office:

Broadview Funds Trust

330 East Kilbourn Avenue, Suite 1475

Milwaukee, Wisconsin 53202

Telephone Number (including area code):  (414) 918-3900

Name and Address of Agent for Service of Process:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:  Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Milwaukee and the State of Wisconsin on the 13th day of September, 2013.

Broadview Funds Trust

By:	/s/ Richard J. Whiting
Richard J. Whiting
Sole Trustee

Attest:	/s/ Richard E. Lane
Richard E. Lane
President